Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS

Toronto, Ontario – May 14, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, reported today its interim financial results for the first quarter ended March 31, 2012.  All figures are reported in Canadian dollars.

Northcore reported consolidated revenues of $230,000 for the first quarter, representing an increase of eight percent over the $212,000 reported in the fourth quarter of 2011 and an increase of 26 percent over the $183,000 reported in the same period of 2011.  The growth in revenues was attributed primarily to the increase in services revenues in connection with the implementation of social commerce solutions for clients.

Northcore reported an Operational EBITDA loss for the first quarter of $356,000, representing an improvement of four percent from the Operational EBITDA loss of $369,000 reported in the fourth quarter of 2011.  In the same period of 2011, Northcore reported an Operational EBITDA loss of $404,000.  The improvement in Operational EBITDA loss was attributed primarily to the increase in revenues.

For the quarter and year ended March 31, 2012, Northcore reported a net loss per share of $0.003, basic and diluted, consistent with the net loss per share of $0.003, basic and diluted, reported in the same period of 2011.

As at March 31, 2012, Northcore held cash and cash equivalents of $1,520,000 and accounts receivable of $288,000.

Operating Highlights

Northcore accomplished the following activities in the period:

•	Acquired Envision Online Media Inc., an Ottawa based content management specialist;
•	Appointed Paul Godin to role of Chairman of the Board of Directors;
•	Filed additional patents to support the proprietary implementation of Viral Accelerators to expand the scope of the Company’s existing patents in the delivery of online Dutch Auctions;

Northcore Reports Q1 2012 Results

•	Renewed a hosting contract with a key enterprise client and one of the 10 largest companies in North America;
•	Designed and deployed a back end server platform to support the "Intelligent Agent" initiative for a major strategic partner;
•	Implemented a series of major enhancements into a customer deployment of Asset Seller liquidation platform; and
•	Hired a new sales executive to focus on enterprise level business opportunities.

Outlook

“We are committed to building shareholder value by growing our social commerce and enterprise verticals,” said Amit Monga, CEO of Northcore Technologies.  “In the coming quarters the execution of our social commerce strategy will become apparent through new partnerships and implementations of our proprietary platforms.  On the enterprise front, we are focused on increasing our market share by extending our cloud based offerings to fully support tablets and mobile devices. Additionally, we will expand our intellectual property portfolio by continuing to file new patent applications that will give Northcore competitive advantage in targeted areas of social commerce.”

About Northcore Technologies Inc.

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.  Northcore’s portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause

Northcore Reports Q1 2012 Results

actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

(financial results follow)

Northcore Reports Q1 2012 Results

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Financial Position As at March 31, 2012 and December 31, 2011
(expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	March 31,	December 31,
	2012	2011

Cash	$1,480	$1,760
Short-term investments	40	-
Accounts receivable	288	187
Deposits and prepaid expenses	47	40
Investment in GE Asset Manager, LLC	20	24
Capital assets	88	91
Intangible assets	839	807
Unallocated purchase price	1,160	-
Total assets	$3,962	$2,909

Accounts payable	$450	$239
Accrued liabilities	330	173
Deferred revenue	123	3
Total shareholders' equity	3,059	2,494
Total liabilities and shareholders' equity	$3,962	$2,909

Northcore Reports Q1 2012 Results

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the Three Months Ended March 31, 2012 and 2011 (expressed in thousands of Canadian dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended March 31,
	2012	2011

Revenues	$230	$183

Other income:
Income from GE Asset Manager, LLC	18	35

Operating expenses:
General and administrative	436	372
Customer service and technology	166	181
Sales and marketing	27	69
Stock-based compensation	343	83
Depreciation	11	6
Total operating expenses	983	711
Loss from operations	$(735)	$(493)

Finance costs:
Interest on notes payable and secured subordinated notes	-	45
Accretion of secured subordinated notes	-	36
Total finance costs	-	81
Loss and comprehensive loss for the period	$(735)	$(574)
Loss per share, basic and diluted	$(0.003)	$(0.003)
Weighted average number of shares outstanding, basis and diluted (000’s)	226,940	177,825

Northcore Reports Q1 2012 Results

Northcore Technologies Inc.
Reconciliation of Loss to Operational EBITDA For the Three Months Ended March 31, 2012 and 2011
(expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	Three Months Ended March 31,
	2012	2011

Loss for the period, as per above	$(735)	$(574)

Reconciling items:
Stock-based compensation	343	83
Depreciation	11	6
Interest expense	-	81
Non-recurring professional fees	25	-
Operational EBITDA	$(356)	$(404)

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.